EXHIBIT 99.1

May 21, 1999


Dear Falcon Building Products, Inc. Bondholders:

A copy of the Falcon Building Products, Inc (the "Company") Form 10-Q is enclosed. A summary of the unaudited financial results follows (dollars in millions):

                                  QUARTER ENDED MARCH 31,
                                     1999         1998

Net sales......................... $218.3       $171.4
Operating income..................$  28.0       $  9.5
Net interest expense (a)..........$  10.0       $ 10.0
Cash interest expense (a).........$   6.6       $  7.0
EBITDA (b)........................$  20.9       $ 13.7
EBITDA - for the four quarters
    ended.........................$  84.3       $ 70.2
Ratio of EBITDA to interest
    expense (c)...................    2.1 x        1.5 x
Ratio of EBITDA to cash interest
    expense(c)....................    3.0 x        2.1 x
Leverage Ratios:
   Senior debt to EBITDA (d)......    2.0 x        2.2 x
   Total debt to EBITDA (d).......    5.1 x        5.9 x

(a)  Excludes amortization of debt issuance costs.

(b) EBITDA represents operating earnings before a non-recurring Ultravent adjustment, restructuring charges and depreciation and amortization expense. EBITDA is presented as management believes it provides useful information regarding a company's ability to incur and/or service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity.

(c) Ratios for 1998 are calculated for the nine months ended March 31, 1998 (the period following the recapitalization).

(d) Senior debt and total debt is net of unencumbered cash. Ratios are calculated using EBITDA for the four quarters ended March 31, 1999 and 1998, respectively.

For the quarter ended March 31, 1999 net sales increased $46.9 million to $218.3 million, or 27.4% over 1998. The Warrior Glass and Penn Ventilation acquisitions contributed $14.9 million to the increase. The remaining sales growth was primarily due to increased volume of compressor/tool products and generators. Compressor sales benefited from increased sales to Sears and new account penetration at The Home Depot, while generator sales were driven by greater consumer awareness of the need for portable alternative power, as well as storm activity late in 1998 and early 1999 that depleted inventory levels at many retailers. Continued strength in the housing market along with wholesaler consolidation has continued to benefit our Air Distribution business, primarily residential and light commercial vents and registers as well as duct products. Additionally, sales in Plumbing Fixtures were slightly ahead of last year, primarily due to a shift in product mix.

EBITDA and EBITDA margins of $20.9 million and 9.6%, respectively, increased from $13.7 million and 8.0%, respectively, in 1998 despite lower profitability in our Plumbing Fixtures business. Excluding the Plumbing Fixtures results, EBITDA grew to $18.1 million with margins of 10.0%, compared to $9.3 million and 6.9%, respectively, in 1998. This increase was primarily due to the increased sales volume in Air Power and Air Distribution Products along with increased plant productivity and significant cost reduction programs, as well as an increase in sales of higher margin units in each of our Air Power product lines. Additionally, Air Power Products sold its OEM healthcare pump line which resulted in a gain of $0.4 million in 1999. The two acquisitions completed in Air Distribution Products contributed $0.4 million to the increase. EBITDA in Plumbing Fixtures decreased $1.5 million due to manufacturing inefficiencies, primarily in the Texas china operations.

As further discussed in the Company's Annual Report on Form 10-K, in 1997 the Company recorded a pre-tax charge of $32.8 million ($20.0 million, net of income tax) for an estimate of its share of the cost of a Corrective Action Program in the United States, resolution of litigation in Canada and the United States including class action litigation, legal fees and other costs related to an issue regarding high temperature plastic venting. In April of 1999 the first full heating season covered by the Corrective Action Program was completed. The detailed, company specific information regarding the estimated replacement cost and the number of units replaced resulting from the Company's experience during the heating season enabled the Company to revise certain assumptions including a reduction in both the estimated replacement cost and the number of units to be replaced over the life of the program. The revision of the above assumptions resulted in a $12 million pre-tax reduction of the previously established reserve in the first quarter of 1999.

The Company continues to have significant liquidity to fund operations and make new investments. At March 31, 1999, the Company had $15.8 million of unrestricted cash and $121.0 million of borrowing availability under its revolving credit facility.

As discussed in the Company's Annual Report of Form 10-K, in December 1998, the Company sold to its stockholders an option to purchase Mansfield Plumbing Products, Inc., ("Mansfield") its Plumbing Fixtures segment. We are in the process of securing separate financing for Mansfield that would facilitate the exercise of the option. Net cash proceeds from the exercise of the option will be approximately $54 million, which would be used to reduce senior indebtedness. Additionally, the Company would receive a $20 million Subordinated Note and enter into a management services agreement which provides Falcon with a fee of approximately $2 million.

Falcon's business strategy continues to focus on strengthening the Company's market leadership positions through domestic and international market expansion, new products and product line extensions, expansion of our distribution network, and strategic and complementary acquisitions. We continue to work on and evaluate a number of projects, acquisition candidates and strategic transactions to expand our product offerings, customers and geographic base, although we intend to remain disciplined in our acquisition approach in the current highly competitive environment.

We thank you for your continued support and confidence.


William K. Hall
Chairman, President & Chief
  Executive Officer

Forward-looking statements in this letter are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties, including but not limited to, changes in general economic conditions, fluctuations in interest rates, increases in raw materials and labor costs, levels of competition and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission.